UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Osteologix, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68858P 10 4

(CUSIP Number)

Michelle L. Basil, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

April 17, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 2 of 12

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	Nordic Biotech General Partner ApS

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Denmark

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		20,928,517

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		20,928,517

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	20,928,517

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☒

13	Percent of Class Represented by Amount in Row (11)

	65.7%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 3 of 12

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	Nordic Biotech K/S

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Denmark

	7	Sole Voting Power

Number of		16,383,061

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		16,383,061

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	16,383,061

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	54.0%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 4 of 12

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	Nordic Biotech Opportunity Fund K/S

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Denmark

	7	Sole Voting Power

Number of		4,545,456

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		4,545,456

With	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	4,545,456

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	14.9%

14	Type of Reporting Person (See Instructions)

	PN

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 5 of 12

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	Christian Hansen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Denmark

	7	Sole Voting Power

Number of		88,900

Shares	8	Shared Voting Power
Beneficially
Owned by		20,928,517

Each	9	Sole Dispositive Power
Reporting
Person		88,900

With	10	Shared Dispositive Power

		20,928,517

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	21,017,417

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☒

13	Percent of Class Represented by Amount in Row (11)

	66.0%

14	Type of Reporting Person (See Instructions)

	IN

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 6 of 12

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

	Florian Schönharting

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Denmark

	7	Sole Voting Power

Number of		20,000

Shares	8	Shared Voting Power
Beneficially
Owned by		20,928,517

Each	9	Sole Dispositive Power
Reporting
Person		20,000

With	10	Shared Dispositive Power

		20,928,517

11	Aggregate Amount Beneficially Owned by Each Reporting Person

	20,948,517

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☒

13	Percent of Class Represented by Amount in Row (11)

	65.8%

14	Type of Reporting Person (See Instructions)

	IN

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 7 of 12

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.0001 (the “Common Stock”), of Osteologix, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is 425 Market Street, Suite 2230, San Francisco, California 94105.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by the following persons (the “Reporting Persons”):

(i)	Nordic Biotech General Partner ApS
(ii)	Nordic Biotech K/S
(iii)	Nordic Biotech Opportunity Fund K/S
(iv)	Christian Hansen
(v)	Florian Schönharting

(b)	Residence or business address:

The business address for each of the Reporting Persons is Ostergade 5, 3rd floor, DK-1100, Copenhagen K, Denmark.

(c)	Present principal occupation or employment:

(i)	Nordic Biotech General Partner ApS is the managing partner of Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S, both of which are private equity partnerships.
(ii)
Nordic Biotech K/S is in the business of investing in a number of rapidly developing biotech companies with compounds in early, mid, and late stage clinical development, and retains significant ownership stakes in most of them.

(iii)	Nordic Biotech Opportunity Fund K/S is in the business of providing follow-on investments for lead companies in Nordic Biotech K/S.
(iv)	Christian Hansen is a partner of Nordic Biotech General Partner ApS.
(v)	Florian Schönharting is a partner of Nordic Biotech General Partner ApS.

(d)
During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 8 of 12

(f)	See Item 6 of the attached cover pages.

Item 3. Source and Amount of Funds or Other Consideration.

The purchase of the shares of Common Stock and related warrants to purchase shares of Common Stock described in Item 4 below for an aggregate purchase price of approximately $4,000,000 was funded by Nordic Biotech Opportunity Fund K/S.

Item 4. Purpose of Transaction.

On March 27, 2008, the Company and Nordic Biotech Opportunity Fund K/S, along with another investor (together, the “Investors”), entered into a Securities Purchase Agreement (the “Agreement”) for a private placement of Common Stock and warrants to purchase Common Stock (the “Transaction”). Pursuant to the Agreement, Nordic Opportunity Fund K/S agreed to purchase 1,515,152 Units. A “Unit” is defined under the Agreement as two shares of the Company’s Common Stock and one Common Stock warrant with an exercise price equal to $1.32 per share (a “Warrant”). The Warrants expire on September 30, 2009. The purchase price per Unit was $2.64, for an aggregate purchase price of approximately $4,000,000 for the Units purchased by Nordic Biotech Opportunity Fund K/S. The Investors agreed to purchase an aggregate of 2,015,151 Units for an aggregate purchase price of $5,320,000.

In connection with the Transaction, the Company entered into a registration rights agreement dated as of March 27, 2008, with the Investors (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to file with the Securities and Exchange Commission (the “SEC”), no later than 30 days after the closing of the Transaction, a registration statement registering the shares of Common Stock underlying the Units and the Warrants purchased by the Investor other than Nordic Biotech Opportunity Fund K/S for resale. Nordic Biotech Opportunity Fund K/S has the right at any time after the earlier of (i) six months after the closing date of the Transaction and (ii) 30 days after the date of the effectiveness of the registration statement described above to cause the Company prepare and file a registration statement covering the resale of the shares of Common Stock underlying the Units and Warrants purchased by Nordic, subject to certain limitations. The Company also agreed, among other things, to indemnify the selling holders under the registration statements from certain liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions and all legal fees of any selling holder) incident to the Company’s obligations under the Registration Rights Agreement.

The Transaction was consummated on April 17, 2008.

Each of the Purchase Agreement, the Registration Rights Agreement and the warrants (each a “Transaction Document”) sets forth certain other rights and obligations of the parties. The description of each Transaction Document in this Schedule 13D is a summary and is qualified in its entirety by the terms of each such Transaction Document, copies of which are made exhibits to this Schedule 13D.

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 9 of 12

Item 5. Interest in Securities of the Issuer.

(a)
(i)
Nordic Biotech General Partner ApS is the beneficial owner of an aggregate of 20,928,517(1) shares of Common Stock, representing approximately 65.7%(2) of the total issued and outstanding shares of Common Stock.

(ii)	Nordic Biotech K/S is the beneficial owner of an aggregate of 16,383,061(3) shares of Common Stock, representing approximately 54.0%(2) of the total issued and outstanding shares of Common Stock.
(iii)
Nordic Biotech Opportunity Fund K/S is the beneficial owner of an aggregate of 4,545,456(4) shares of Common Stock, representing approximately 14.9%(2) of the total issued and outstanding shares of Common Stock.

(iv)	Christian Hansen is the beneficial owner of an aggregate of 21,017,417(5) shares of Common Stock, representing approximately 66.0%(2) of the total issued and outstanding shares of Common Stock.
(v)	Florian Schönharting is the beneficial owner of an aggregate of 20,948,517(6) shares of Common Stock, representing approximately 65.8%(2) of the total issued and outstanding shares of Common Stock.

(b)

(i)
Nordic Biotech General Partner ApS has the shared power to vote or direct the vote, and shared power to dispose or direct the disposition of 20,928,517(1) shares of Common Stock beneficially owned by it indirectly.

(ii)	Nordic Biotech K/S has the shared power to vote or to direct the vote, and sole power to dispose or direct the disposition of 16,383,061(3) shares of Common Stock beneficially owned by it.
(iii)
Nordic Biotech Opportunity Fund K/S has the shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of 4,545,456(4) shares of Common Stock beneficially owned by it.

(iv)
Christian Hansen has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 88,900 shares of Common Stock beneficially owned by CKH Invest ApS. Mr. Hansen has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 21,017,417(5) shares of Common Stock beneficially owned by him indirectly.

(v)
Florian Schönharting has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 20,000 shares of Common Stock beneficially owned by him. Mr. Schönharting has the shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition of 20,928,517(6) shares of Common Stock beneficially owned by him indirectly.

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 10 of 12

(c) Other than the acquisition of the shares of Common Stock reported in Item 4 of this Statement, none of the Reporting Persons has effected any transaction in the Common Stock of the Company in the past 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e)  Not applicable.

_____________

(1)
Nordic Biotech General Partner ApS is the managing partner of Nordic Biotech K/S and Nordic Biotech Opportunity Fund K/S (collectively, the “Funds”). By reason of the provisions of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Act”), Nordic Biotech General Partner ApS may be deemed to be the beneficial owner of the securities held by the Funds. Consequently, the number of shares reported herein consists of 16,383,061 shares of Common Stock beneficially owned by Nordic Biotech K/S and 4,545,456 shares of Common Stock beneficially owned by Nordic Biotech Opportunity Fund K/S. Nordic Biotech General Partner ApS hereby disclaims any beneficial ownership of all such securities for purposes of Section 16 of the Act, except to the extent of its indirect pecuniary interest therein.

(2)	Based on 29,067,825 shares of Common Stock outstanding as of April 30, 2008.
(3)	Consists of 15,133,061 shares of Common Stock owned by Nordic Biotech K/S and warrants held by Nordic Biotech K/S to purchase 1,250,000 shares of Common Stock that are currently exercisable.
(4)
Consists of 3,030,304 shares of Common Stock owned by Nordic Biotech Opportunity Fund K/S and Warrants held by Nordic Biotech Opportunity Fund K/S to purchase 1,515,152 shares of Common Stock that are currently exercisable.

(5)
Mr. Hansen is a principal of the Funds and of Nordic Biotech General Partner ApS. Consequently, the number of shares reported herein consists 16,383,061 shares of Common Stock beneficially owned by Nordic Biotech K/S and 4,545,456 shares of Common Stock beneficially owned by Nordic Biotech Opportunity Fund K/S. Mr. Hansen disclaims beneficial ownership of the securities held by the Funds, except to the extent of his pecuniary interest therein. In addition, Mr. Hansen is the sole owner of CKH Invest ApS, the record holder of 88,900 shares of Common Stock.

(6)
Mr. Schönharting is a principal of the Funds and of Nordic Biotech General Partner ApS. Consequently, the number of shares reported herein consists of 20,000 shares of Common Stock owned directly by Mr. Schönharting, 16,383,061 shares of Common Stock beneficially owned by Nordic Biotech K/S and 4,545,456 shares of Common Stock beneficially owned by Nordic Biotech Opportunity Fund K/S. Mr. Schönharting disclaims beneficial ownership of the securities held by the Funds, except to the extent of his pecuniary interest therein.

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 11 of 12

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1	Joint Filing Agreement dated May 28, 2008.
2	Securities Purchase Agreement dated March 27, 2008 is incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 2, 2008.
3	Registration Rights Agreement dated March 27, 2008 is incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on April 2, 2008.
4	Form of Warrant is incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on April 2, 2008.

CUSIP No. 68858P 10 4	SCHEDULE 13D	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 28, 2008

NORDIC BIOTECH GENERAL PARTNER ApS

By: /s/ Christian Hansen
Name: Christian Hansen
Title: Principal

By: /s/ Florian Schönharting
Name: Florian Schönharting
Title: Principal

NORDIC BIOTECH K/S

By: /s/ Christian Hansen
Name: Christian Hansen
Title: Principal

By: /s/ Florian Schönharting
Name: Florian Schönharting
Title: Principal

NORDIC BIOTECH OPPORTUNITY FUND K/S

By: /s/ Christian Hansen
Name: Christian Hansen
Title: Principal

By: /s/ Florian Schönharting
Name: Florian Schönharting
Title: Principal

/s/ Christian Hansen
Christian Hansen

/s/ Florian Schönharting
Florian Schönharting